Indosat Submits Limited Reviewed Financial Results

For the Six Months Ended June 30, 2012

The Company Posts a 6.9% Year on Year Increase in EBITDA, 3.7% Year on Year Increase in Cellular Revenue

Jakarta, Indonesia, 31 July 2012: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) is pleased to announce that the Company has filed its limited reviewed interim consolidated financial statement for the six months ended 30 June 2012 with the appropriate capital market authorities. A full review of the results is available on the Company’s website at www.indosat.com.

The Company recorded a 3.3% year-on-year growth for the period in consolidated operating revenues, delivering total revenues of IDR10,4 trillion for the first half 2012. EBITDA grew 6.9% to IDR 4,878.8 billion (1H 2011: IDR 4,564.7 billion), implying an EBITDA margin of 47.0%. Operating expenses increased by 3.5% for the year, primarily driven by higher cost of service, depreciation and amortization, marketing, general & administration, offset by lower personnel costs. Indosat’s cellular, fixed data (MIDI) and fixed voice businesses contributed 82%, 13% and 5% respectively to the Company’s consolidated operating revenue.

Financial Highlights:

	Year on Year Analysis			Year on Year Analysis
	2Q 2012	2Q 2011	% change	1H 2012	1H 2011	% change
Operating Revenue* (IDRbn)	5,400.0	5,167.8	4.5	10,377.0	10,041.8	3.3
Cellular* (IDRbn)	4,446.6	4,258.5	4.4	8,526.4	8,219.1	3.7
Non-Cellular* (IDRbn)	953.4	909.3	4.8	1,850.6	1,822.7	1.5
Operating Expenses *(IDRbn)	(4,585.8)	(4,460.3)	2.8	(8,929.3)	(8,629.3)	3.5
Operating Income (IDRbn)	814.2	707.5	15.1	1,447.7	1,412.5	2.5
Other Expenses (IDRbn)	(825.6)	(336.9)	145.1	(1,444.0)	(350.2)	312.3
EBITDA** (IDRbn)	2,541.1	2,308.4	10.1	4,878.8	4,564.7	6.9
EBITDA Margin (%)	47.1	44.7	2.4 ppt	47.0	45.5	1.5 ppt
Profit (Loss) For the Period Attributable to Owners of the Company (IDRbn)	(148.5)	240.8	(161.7)	(131.8)	724.5	(118.2)
Cash-out Capex (IDRbn)	1,731.2	1,348.9	28.3	3,133.7	2,557.9	22.5
Total Debt (IDRbn)	25,795.5	22,069.2	16.9	25,795.5	22,069.2	16.9
Total Cellular Subs (mn)	50.9	47.3	7.6	50.9	47.3	7.6
Indosat Internet Subs*** (thousand)	558.5	506.8	10.2	558.5	506.8	10.2
FWA Subs (thousand)	211	351	(39.7)	211	351	(39.7)
ARPU Cellular (IDR thousand)	26.9	29.8	(9.7)	26.0	29.3	(11.3)
ARPU FWA (IDR thousand)	25.3	35.9	(29.5)	32.3	29.3	10.2
BTS (2G and 3G)	21,039	18,408	14.3	21,039	18,408	14.3

•

Earnings per share decreased by 118.2% compared to last year from IDR 133.33 in 1H 2011 into a loss per share in 1H 2012 : (IDR24.26). The loss was caused by unfavorable foreign exchange developments during 1H 2012.

•

Indosat increased its total debt during the period from June 30, 2011 to June 30, 2012 by 16.9% after issuing Indosat Bond VIII of IDR2.7 trillion and Sukuk Ijarah V of IDR300 billion, RCF Mandiri Facility drawdown of IDR1.3 trillion (net of repayment) and RCF BCA Facility drawdown of IDR800 billion (net of repayment). Debt repayments during the period: Syndicated US$ Loan installment US$144.0 million, SEK Loan Tranche A, B & C installment US$45.0 million, HSBC Coface and Sinosure US$20.1 million, 9-Year Commercial Loan installment from HSBC US$3.4 million, BCA loan and Mandiri loan IDR300.0 billion each, Niaga Credit Facility IDR37.5 billion and Lintasarta Limited Bonds I and II IDR42.0 billion.

•

Following the period close, Standard and Poor’s (“S&P”) upgraded Indosat’s Long-Term Credit Rating and the  Guaranteed Notes Rating to ‘BB+’ from ‘BB‘. S&P also removed all the ratings from their CreditWatch. The Outlook is Stable and reflects S&P’s expectation that Indosat's operating performance will be stable. At the same time, S&P also raised their long-term ASEAN regional rating scale on Indosat to ‘axBBB+’ from ‘axBBB-’. The upgrade reflects Indosat’s improved credit profile.

Operational Highlights:

•

Cellular revenues grew at an annualized rate of 3.7%, supported by continued growth in the cellular customer base, which stood at 50.9m customers at the end of 1H 2012.

•

Cellular ARPU declined by 11.3% year on year, predominantly as a result of the 7.6% increase in the customer base over the same period last year, which contributed mainly from youth segment with low ARPU profil.

Commenting on the results Harry Sasongko, President Director and CEO of Indosat said:

“During the second quarter our commercial initiatives began to gain good traction. Daily reload – one of the many indicators we monitor – has seen a steady improvement throughout the period.

Further and continued improvement in a broader package of key operating metrics indicate a more sustainable revenue trajectory which the management feels is the basis for a stronger revenue profile in the second half of the year.

We are encouraged by the quarterly revenue growth of 8.5% and the year-on-year EBITDA performance, however net income was adversely affected by the significant non-cash charges resulting from the depreciation of the IDR against the USD in the period.”

*

Including the reclassification of a portion of International Call revenue from the fixed telecommunication segment to the cellular segment and restatement due to retrospective application of lease transaction under PSAK 30 (revised 2011) effective January 1, 2012.

**

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

***

Since January 2012 Internet Broadband Service has been reclassified to a service class naming Indosat Internet.

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In end 2011, it has more than 50 million cellular subscribers through its brands, Indosat Mobile, IM3, Mentari and Indosat Internet. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Qtel Group. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends